SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

CNPJ/MF nº 02.558.115/0001-21
NIRE 4130001760-3

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’
MEETING HELD ON MARCH 09, 2005

(drafted under a summary form - §1st of Art. 130 of Law 6.404/76)

1. DATE, TIME AND PLACE: On March 9, 2005, at 2:30 p.m., in the head-office of TIM PARTICIPAÇÕES S.A. (“Company”), in the City of Curitiba, State of Paraná, at Rua Comendador Araújo, no 299.
2. CALL: Call notice published at Gazeta do Povo on Februay 18, 19 and 20, 2005, at Gazeta Mercantil on February 18, 21 and 22, 2005 and at the Diário Oficial do Estado do Paraná on February 21, 22 and 23, 2005. The formalities for the publishing of the notices provided for in Article 133 of Law 6.404/76 were not necessary, in view of the publishing of the financial statements within the term provided for in §5th of the referred Article, in Gazeta do Povo, Gazeta Mercantil and Diário Oficial, on February 2, 2005.
3. PRESENCE: Present shareholders duly called, representing more than 2/3 (two thirds) of the voting capital of the Company, pursuant to the signatures on the Shareholders’ Attendance Book. Also present were Mr. Paulo Roberto Cruz Cozza, Financial and Investors’ Relations Officer, Mr. José Antônio Machado, President of the Company’s Fiscal Committee, Messrs. Josino de Almeida Fonseca and José Antônio Ramos, members of the Company’s Fiscal Committee and Mr. Mauro Moreira, representing the independent auditors Ernst & Young Auditores Independentes.
4. CHAIR: Appointed as Chairman, Mr. Mauro E. Guizeline and as Secretary Mr. Laercio Pellegrino Filho.
5. AGENDA: Ordinary Shareholders’ Meeting. (i) Review and decide on the Management Report and the Financial Statements referring to the fiscal year ended on December 31, 2004; (ii) Decide on the Net Profit Allocation Proposal for the fiscal year of 2004 and on the Distribution of Dividends; (iii) Decide on the Capital’s Budget Proposal for the fiscal year of 2005, as well as review the Capital’s Budget for the fiscal year of 2004 and the amount of investments performed in the referred fiscal year; (iv) Elect the members of the Fiscal Committee and establish their compensation; and (v) Establish the compensation of the directors and officers. Special Shareholders’ Meeting. (i) Decide on the Proposal to Increase the Company’s Capital Stock in the amount of R$ 54.954.027,06 (fifty four million nine hundred and fifty-four thousand twenty-seven Reais and six cents), corresponding to the sum of the tax benefit accrued by the Company in the fiscal year of 2004 in view of the amortization of goodwill, pursuant to the provisions of CVM Ruling nr. 319 of December 03, 1999, issued by the Brazilian Securities and Exchange Commission (“CVM”); (ii) Decide on the Company’s Capital Increase Proposal in the amount of R$ 115.542.244,73 (one hundred fifteen million five hundred forty-two thousand two hundred forty-four Reais and seventy three cents), without the issuance of new shares, pursuant to the provisions of §2 of Article 40 of the Company’s By-Laws and on §1 of Article 169 of Law 6.404/76; (iii) Decide on the Proposal to amend the Article 5th of the Company’s By-Laws, which refers to the Company’s capital stock; (iv) Decide on the Proposal to amend Article 11 of the Company’s By-Laws, pursuant to the provisions of Article 35, §3 of Law 6.404/76; (v) Decide on the Proposal to amend item IX of Article 23 of the By-Laws, that refers to the authority for the sale and encumbering of the properties of the Company’s permanent assets; and (vi) Decide on the budget of the Fiscal Committee for the fiscal year of 2005, pursuant to the provisions of Article 21 of the Internal Rule of the Fiscal Committee.
6. DELIBERATIONS: Annual Shareholders’ Meeting. (i) It was unanimously approved, with the abstention of those impeded by law to vote, the Management Report and the Financial Statements of the Company referring to the fiscal year ended on December 31, 2004; (ii) Subsequent to the proposal made by the shareholders Vailly S.A., Naustdal S.A., Safra National Bank of New York, Tanlay S.A. and Banque Safra Luxemburgo S.A., supported by Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Capital Growth Emerging Markets Equity Fund for Tax Exempt Trust, Emerging Markets Trust, Emerging Markets Growth Fund, Inc. and Capital International Emerging Markets Fund related to the additional distribution of dividends, in the amount of R$ 199.897.279,40 (one hundred ninety-nine million eight hundred ninety-seven thousand two hundred seventy-nine Reais and forty cents), it was approved, by majority, the allocation of the Net Profit of the fiscal year of 2004, in the amount of R$ 286.873.374,60 (two hundred eighty-six million eight hundred and seventy-three thousand three hundred thousand seventy-four Reais and sixty cents), as proposed by the management, with the following allocation: a) designation of 5% (five percent) of the Net Profit to the Legal Reserve in the amount of R$ 14.343.668,73 (fourteen million three hundred forty three thousand six hundred sixty eight Reais and seventy-three cents), pursuant to the provisions provided for in Article 193 of Law 6.404/76; b) allocation of an amount of R$ 72.632.426,47 (seventy-two million six hundred and thirty-two thousand four hundred and twenty-six Reais and forty-seven cents), for the payment of dividends, including the amount related to the payment of interest on the capital stock (juros sobre o capital próprio) approved by the Board of Directors on December 16, 2004, being the distribution of the referred sum allocated between the Common and the Preferred Shares as follows: b.1) Common Shares: R$ 25.680.966,62 (twenty-five million six hundred eighty thousand nine hundred sixty-six Reais and sixty-two cents), net of Income Tax, corresponding to a remuneration of R$ 0,0970 for each lot of 1.000 shares; b.2) Preferred Shares: R$ 42.451.459,85 (forty-two million four hundred fifty-one thousand four hundred fifty-nine Reais and eighty-five cents), net of Income Tax, corresponding to a remuneration of R$ 0,0970 for each lot of 1.000 shares. It shall be registered in this minutes that the amounts described in items b.1 and b.2 above, to be distributed to the Company’s shareholders, are overcoming the mandatory and the preferred dividend of the preferred shares established in the Company’s By-Laws; c) the remaining balance of the Adjusted Net Profit, in the sum of R$ 199.897.279,40 (one hundred ninety-nine million eight hundred ninety-seven thousand two hundred seventy-nine Reais and forty cents) shall be designated to the Reserve for Expansions, pursuant to the provisions of §2nd of Article 10 of the Company’s By-Laws, in view of the expansion of the Company’s mobile telephone system. The date of reference for the declaration of dividends shall be March 9, 2005 and for declaration of interests on the Company’s capital stock shall be December 31, 2004, whereas the payment of the dividend and of interests on the Company’s capital stock shall occur on May 10, 2005. The shareholders Vailly S.A., Naustdal S.A., Safra National Bank of New York, Tanlay S.A., Banque Safra Luxemburgo S.A., Capital Guardian E M Restric E F F T- E T and Capital Guardian Emerg Mkts Equi Mast FD presented votes contrary to the proposal approved above, which were initialed by the Chair and will be filed in the Company’s head office. The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, Capital Growth Emerging Markets Equity Fund for Tax Exempt Trust, Emerging Markets Trust, Emerging Markets Growth Fund, Inc. and Capital International Emerging Markets Fund supported the contrary votes referred above; (iii) It was approved, by majority of the shareholders present, the Capital’s Budget Proposal, pursuant to the provisions of Law 6.404/76 and of the Company’s By-Laws, in the sum of R$ 561.783.000,00 (five hundred and sixty-one million seven hundred and eighty-three thousand Reais), which is mainly comprised of network investments, information technology, equipments and sale sites, with the purpose of complying with the business plan for the respective term. With regard to the investments relating to the year of 2004, it shall be hereby registered that they were approved pursuant to the proposal made by the Company’s management, as well as the independent auditor’s letter with regard to this matter. The shareholders Vailly S.A., Naustdal S.A., Safra National Bank of New York, Tanlay S.A. e Banque Safra Luxemburgo S.A., Capital Guardian E M Restric E F F T- E T and Capital Guardian Emerg Mkts Equi Mast FD have presented votes contrary to the matters above, which were initialed by the Chair and will be filed in the Company’s head office. The shareholders Capital Growth Emerging Markets Equity Fund for Tax Exempt Trust, Emerging Markets Trust, Emerging Markets Growth Fund, Inc. and Capital International Emerging Markets Fund followed the contrary votes referred above. The shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI approved the proposal of Capital’s Budget for the fiscal year of 2005 and requested to be registered in the minutes that if investments in amounts greater than that the ones provided for in the budget are necessary, such excess shall be submitted to the Shareholders’ Meeting approval; (iv) To compose the Company’s Fiscal Committee, were elected, on a separate voting, pursuant to the provisions provided for in letter “a” of §4th of Article 161 of Law 6.404/76, by the preferred shareholders, whereas the controlling shareholder abstained from voting, as an effective an member, Mr. Antônio Abrahão Chalita, Brazilian citizen, married, attorney-at-law, registered with the CPF/MF Individual Taxpayers’ Roll under no 012.945.200-91, bearer of the identity card no 92080365, issued by SSP/SP, resident and domiciled at Av. Beira Mar, n. 3538, apto. 701 B, Grajerú, in the City of Aracajú, State of Sergipe, and, as his alternate member, was elected Mr. Luiz Roberto de Abreu Dias, Brazilian citizen, judicially separated, bank employee, registered with the CPF/MF Individual Taxpayers’ Roll under no 359.478.107-00, bearer of the identity card no 2673198, issued by IFP/RJ, resident and domiciled at Rua Pacheco Leão, n. 606, casa 5, Jardim Botânico, in the City and State of Rio de Janeiro. Also by means of a separate voting, with the abstention of the controlling shareholder, were elected, by the majority of the common shareholders, representing more than 10% of the voting capital, as an effective member, Ms. Sheila Periard Henrique Silva, Brazilian citizen, married, economist, registered with the CPF/MF Individual Taxpayers’ Roll under no 069.227.887-70, bearer of the identity card no 357006641, resident and domiciled at Av. Paulista n. 2100, 8º andar, in the City and State of São Paulo, having as her alternate member Mr. Oswaldo Pelaes Filho, Brazilian citizen, engineer and entrepreneur, registered with the CPF/MF Individual Taxpayers’ Roll under no 037.963.118-06, bearer of the identity card no 10759331, resident and domiciled at Av. Paulista n. 2100, 8º andar, in the City and State of São Paulo. It shall be registered that the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Brazvest Fund Delawarc LLC, Globalvest Hedge Delaware LLC, Latinvest Fund Delaware LLC, Globalvest Hedge Delaware LLC, Globalvest Octane Value Fund Delaware, LLC, Latinvest Partners Delaware LLC, Latinvest Holdings Delaware LLC, Utilitivest II Delaware LLC and Utilitivest III Delaware LLC abstained from voting in the election of the member of the Fiscal Committee appointed by the holders of common shares. Were elected by the controlling shareholder as effective members of the Fiscal Committee, Messrs. José Antonio Ramos, Portuguese citizen, married, manager, bearer of the identity card for foreigners RNE W498167-U, issued by SE/DPMAF/DPF and registered with the CPF/MF Individual Taxpayers’ Roll under n° 368.135.678-53, resident and domiciled at Av. Macuco, no 417, ap. 213, in the City and State of São Paulo, Josino de Almeida Fonseca, Brazilian citizen, married, engineer, bearer of the identity card n° 5492136, issued by SSP/SP and registered with the CPF/MF Individual Taxpayers’ Roll under n° 005.832.607-30, resident and domiciled at Rua Oscar Monteiro de Barros, 400, apto. 101, in the City and State of São Paulo, and Mailson Ferreira da Nóbrega, Brazilian citizen, married, economist, bearer of the identity card n° 214.106, issued by SSP/DF and registered with the CPF/MF Individual Taxpayers’ Roll under n° 043.025.837-20, resident and domiciled at Av. Estados Unidos, n° 498, in the City and State of São Paulo and, as alternate members, respectively Messrs. Celso Clemente Giacometti, Brazilian citizen, married, accountant and businessman, registered with the CPF/MF Individual Taxpayers’ Roll under n° 029.303.408-78, bearer of the identity card nº 3.179.758, issued by SSP/SP, resident and domiciled at Rua Regina Badra, n° 911, in the City and State of São Paulo, Antonio Barbosa Lemes Júnior, Brazilian citizen, married, businessman, registered with the CPF/MF Individual Taxpayers’ Roll under n° 094.617.609-49, bearer of the identity card n° 682.483-8, resident and domiciled at Rua Rollf Mertenz, n° 385, in the City of Curitiba, State of Paraná and Antonio Carlos Rovai, Brazilian citizen, married, accountant, registered with the CPF/MF Individual Taxpayers’ Roll under n° 760.333.688-00 and bearer of the identity card n° 5.805.562, issued by SSP/SP, resident and domiciled at Rua Jesuíno Arruda, n° 86, apto. 171, Itaim Bibi, in the City and State of São Paulo. All of the Fiscal Committee members herein appointed shall be conducted to their respective offices within the term referred on Article 149 of Law 6.404/76, with their term of office lasting until the 2006 Annual Shareholders’ Meeting. The shareholders that appointed the elected candidates declared that they have been informed by the elected candidates that they do not have any legal impediment that avoid their election and investiture as members of the Fiscal Committee; (iv.2) The shareholders approved, unanimously, the annual global compensation for the members of the Fiscal Committee for the fiscal year of 2005 in the amount of R$ 540.000,00 (five hundred and forty thousand Reais); and (v) It was approved, unanimously, the annual global remuneration for the fiscal year of 2005 in the amount of R$ 1.574.000,00 (one million five hundred and seventy-four thousand Reais) to the Board of Directors and 1.250.000,00 (one million two hundred and fifty thousand Reais) to the Board of Officers. The referred amounts do not include eventual distributions of profits to the officers, which shall be determined in accordance with the Company’s flexible remuneration policy. Extraordinary Shareholders’ Meeting – (i) It was unanimously approved the capital increase of the Company in the amount of R$ 54.954.027,06 (fifty-four million nine hundred fifty-four thousand twenty seven Reais and six cents), which corresponds to the amount of the fiscal benefit accrued by the companies controlled by the Company in the fiscal year of 2004. Such benefit results from the amortization of the goodwill by such controlled companies during the fiscal year of 2000, at the conditions specified below. The present capital increase is definitive and does not depend in the homologation of the Shareholders’ Meeting. In accordance with the CVM Ruling 319/99 and the Agreements of Merger, such amount will be used for paying a capital increase in the controlled companies, subsequent to a capital increase in the Company subscribed by TIM Brasil Serviços e Participações S.A., beneficiary and holder of said amounts. The terms of the capital increase will be the following: a) shares to be issued: the capital increase will be made with the issuance of shares in a way that the ratio of 37,7% of common shares and 62,3% of preferred shares is maintained, being issued, therefore, 6.093.084.511 (six billion ninety-three million eighty-four thousand five hundred eleven) common shares and 10.072.063.725 (ten billion seventy-two million sixty-three thousand seven hundred twenty five) preferred shares; b) share price: the share price will be R$ 3,25 (three Reais and twenty five cents) for each lot of 1.000 common shares and R$ 3,49 (three Reais and forty nine cents) for each lot of 1.000 preferred shares. Such price corresponds to the average price of the Company’s shares at the São Paulo Stock Exchange at 10 trading days prior to February 1, 2005; c) minority shareholder’s preemptive rights term: 30 (thirty) days, pursuant to the provisions provided for in §4th of Article 171 of Law 6,404/76; d) dividends: the newly issued shares will be entitled to full dividend rights regarding the fiscal year of 2005; (ii) Subsequent to the proposal made by the shareholders Vailly S.A., Naustdal S.A., Safra National Bank of New York, Tanlay S.A. and Banque Safra Luxemburgo S.A. to the distribution of dividends in the amount of R$ 115.542.244,73, which proposal was supported by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Capital International Emerging Markets Fund, Emerging Markets Trust, Emerging Markets Growth Fund, Inc. and Capital Growth Emerging Markets Equity Fund for Tax Exempt Trust, it was unanimously approved the capital increase of the Company in the amount of R$ 115.542.244,73 (one hundred fifteen million five hundred forty two thousand two hundred forty four Reais and seventy three cents), in accordance with §2nd of Article 40 of the Company’s By-Laws and §1st of Article 169 of Law 6,404/76. Such capital increase will benefit all the Company’s shareholders and will be made without the issuance of new shares. The shareholders Vailly S.A., Naustdal S.A., Safra National Bank of New York, Tanlay S.A., Banque Safra Luxemburgo S.A., Capital Guardian E M Restric E F F T – ET, Capital Guardian Emerg Mkts Equi Mast FD have presented contrary votes, which were initialed by the Chair and shall be filed in the Company’s head office. The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Capital Growth Emerging Markets Equity Fund for Tax Exempt Trust, Emerging Markets Trust, Emerging Markets Growth Fund, Inc. and Capital International Emerging Markets Fund supported the above referred contrary votes; (iii) In light of the capital increases approved according to items (i) and (ii) above, it was approved by majority the amendment to Article 5th of the Company’s By-Laws, which shall read hereafter as follows: “Art. 5th. – The paid-in capital is R$ 1.055.000.000,00 (one billion fifty-five million Reais), represented by 718.670.240.370 (seven hundred eighteen billion six hundred seventy million two hundred forty thousand three hundred seventy) shares, of which 270.886.381.393 (two hundred seventy billion eight hundred eighty six million three hundred eighty one thousand three hundred ninety three) are common shares and 447.783.858.977 (four hundred forty seven billion seven hundred eighty three million eight hundred fifty eight thousand nine hundred seventy seven) are preferred nominative shares without par value.” The shareholders Vailly S.A., Naustdal S.A., Safra National Bank of New York, Tanlay S.A. e Banque Safra Luxemburgo S.A., Capital Guardian E M Restric E F F T – ET, Capital Guardian Emerg Mkts Equi Mast FD presented contrary votes, which were initialed by the Chair and will be filed in the Company’s head office. The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Capital Growth Emerging Markets Equity Fund for Tax Exempt Trust, Emerging Markets Trust, Emerging Markets Growth Fund, Inc. and Capital International Emerging Markets Fund supported the above referred contrary votes; (iv) It was unanimously approved, an amendment to Article 11 of the Company’s By-Laws, in order to expressly provide for that the securities depositary of the Company may charge the shareholders for the cost of book-entry share transfers. Such article 11 shall read as follows: “Art. 11 – The Company shares shall have book-entry form and shall be maintained in a depositary account, with a financial institution, in the name of its shareholders, without the issuance of shares certificates. The depositary institution may charge the shareholders for the cost of transferring the Company’s shares, according to the provisions of §3rd of Article 35 of Law 6,404/76.”; (v) It was unanimously approved the amendment to item IX of Article 23 of the Company’s By-Laws, with the intent of establishing a clear limit according to which the officers are authorized to transfer or encumber assets (except for real estates), without the prior approval of the Board of Directors. Such item shall read hereafter as follows: “Art. 23 – Besides other incumbencies provided for in the Laws, the Board of Directors is incumbent to: (...) IX. authorize the transfer or incumbency of any real estate of the Company and other permanent assets whose individual book value is higher than R$ 100.000,00 (one hundred thousand Reais), and is hereby established that the Board of Officers may approve the transactions above-mentioned in amounts up to R$ 1.200.000,00 (one million two hundred thousand Reais) per annum.”; (vi) It was unanimously approved the Fiscal Committee budget for the fiscal year of 2005 as set forth in article 21 of the Fiscal Committee Internal Rules and in accordance with the terms presented to the shareholders. The shareholders Vailly S.A., Naustdal S.A., Safra National Bank of New York, Tanlay S.A. Banque Safra Luxemburgo S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI requested to be registered in this minutes that the reimbursement of expenses to the members of the Fiscal Committee shall observe the applicable legislation. It is hereby registered that the mentioned budget does not include the compensation of the members of the Fiscal Committee, which is object of the deliberation in item iv.2 of the Annual Shareholders’ Meeting held on this date.
7. CLOSING: With nothing more to be discussed, the President opened the session for questions and nobody used the word. Then, the President suspended the session for the drafting of the present minutes, which was read, proofed and approved by the shareholders below. It was authorized the publication of this minutes omitting the signatures of the present shareholders, according to §2nd of Article 130 of the Law 6.404/76. I hereby certify that the present document is a faithful copy of the minutes drafted in the proper book.

Curitiba (PR), March 9, 2005.

Mauro E. Guizeline President

Laercio Pellegrino Filho Secretary

TIM PARTICIPAÇÕES S.A.
Publicly-held Company

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON MARCH 09, 2005

Shareholders Present:

TIM Brasil Serviços e Participações S.A.

Caixa de Prev. Func. Banco do Brasil - PREVI

Brazvest Fund Delaware LLC, Globalvest Hedge Delaware LLC, Latinvest Fund Delaware LLC, Globalvest Octane Value Fund Delaware, LLC, Latinvest Partners Delaware LLC, Latinvest Holdings Delaware LLC, Utilitivest II Delaware LLC, Utilitivest III Delaware LLC.

Kodak Retirement Income Plan, The Rockefeller Foundation, Philips Elestronics N.A. Corp Master Ret Tru, The Rockefeller Foundation, The master T B of Japan Ltd RE MTBC400035147, The EMM Umbrella Funds, Kodak Retirement Income Plan, The Rockefeller Foundation, The Rockefeller Foundation, Capital Guardian Em Mkts R Eq Fd for Tax e Ts, Capitan Guardian Emerg Mkts Equi Mast Fd, Capital Guardian Em. Mkts. R. Eq. Fd. For Tax and Ts, Capital Guardian Emerg, Mkts Equi Mast Fd, Ishares Msci Brazil (free) Index Fund.

Capital International Emerging Markets Fund, Emerging Markets Trust, Emerging Markets Growth Fund, Inc., Capital Growth Emerging Markets Equity Fund for Tax Exempt Trust.

Vailly S.A., Naustdal S.A., Safra National Bank of New York, Tanlay S.A. and Banque Safra Luxemburgo S.A.

Mauro E. Guizeline

Guilherme Monteiro Simões

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 10, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer